NO ACT

AC
1-25-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11006302

Received SEC
MAR 25 2011
Washington, DC 20549

March 25, 2011

Stacy S. Ingram
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-25-11

Re: The Home Depot, Inc.
Incoming letter dated January 25, 2011

Dear Ms. Ingram:

This is in response to your letter dated January 25, 2011 concerning the shareholder proposal submitted to Home Depot by NorthStar Asset Management Funded Pension Plan. We also have received a letter on the proponent's behalf dated February 18, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

March 25, 2011

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Home Depot, Inc.
Incoming letter dated January 25, 2011

The proposal recommends that the board adopt a policy under which the proxy statement for each annual meeting will contain a proposal with specified features relating to expenditures for electioneering communications.

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on Home Depot's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, we are unable to conclude that Home Depot's policies and procedures compare favorably with the guidelines of the proposal such that Home Depot has substantially implemented the proposal. Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

# SANFORD J. LEWIS, ATTORNEY


February 18, 2011

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Home Depot regarding shareholder advisory vote on corporate electioneering contributions

Ladies and Gentlemen:

The NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent") is the beneficial owner of common stock ofHome Depot (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company seeking a shareholder advisory vote on corporate electioneering contributions. We have been asked by the Proponent to respond to the no action request letter dated January25, 2011 sent to the Securities and Exchange Commission by the Company. The Company contends that the Proposal may be excluded from the Company's 2011 proxy statement by virtue of Rules 14a-8(i)(10) (substantially implemented), Rule 14a-8(i)(7) (ordinary business) and Rule 14a-8(i)(3) (vague and misleading).

We have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is our opinion that the Proposal is not excludable by virtue of the rule.

A copy of this letter is being emailed concurrently to the Stacy S. Ingram, Home Depot.

## ANALYSIS

### 1. The Company has not substantially implemented the Proposal.

The Company argues that the Proposal (Exhibit 1) has been substantially implemented, stating that the Company's Political Activity and Government Relations Policy and its current implementation satisfies the Proposal. The Company apparently believes that the Proposal's essential objective is to provide shareholders with information on the company's political giving; by contrast, the Proposal, from its title to its resolve clause is clearly intended to create an advisory shareholder franchise, the opportunity for shareholders to review in advance and vote on an advisory basis regarding company policies and implementation regarding electioneering contributions. As such, the Proposal is not substantially implemented. The core elements of the Proposal are not fulfilled by the activities


PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

of the Company. As will be shown below, even the elements of disclosure sought by the Proposal are not met by existing Company policies. Under current policies, the Company divulges certain political contributions, but fails to disclose any costs paid directly by the Company for electioneering communications, nor costs paid to various third parties not mentioned in the policy, nor does it provide an analysis of values congruency or risks to company reputation, brand and shareholder value as sought by the Proposal.

**Failure to include a shareholder advisory vote means the proposal cannot be deemed to be substantially implemented.**

First of all, at its core, the Proposal from its title to its resolve clause seeks for the Company to implement an advisory shareholder vote on electioneering contributions. This aim has been completely overlooked by the Company's letter to the Staff. Because the Supreme Court decision in January of 2010 *Citizens United v. Federal Election Commission* now opens the opportunity for additional corporate funding of electioneering communications, the Proponent crafted the Proposal seeking an advisory vote on political contributions in the future.

The current proposal has at its core the notion of shareholder approval of electioneering contributions. The case might be made, if the company had in place some form of shareholder approval that the Proposal was implemented sufficiently in this regard. This notion is well demonstrated in some of the cases that the Company cited, in which the staff found resolutions to be "substantially implemented." Those cases are actually better at demonstrating why the present matter does not constitute substantial implementation than at demonstrating models applicable to this case.

In *Intel* (March 11, 2003) the proposal requested that Intel's board submit to shareholder approval all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution. The Company represented to the SEC that the Board of Directors was going to be asked to approve a policy substantially implementing the proposal. In contrast to the shareholder proposal submitted to the company, the board proposal had a few narrow exceptions. However those exceptions did not negate substantial implementation of the notion of shareholder approval from the proposal in question.

In *Hewlett-Packard Company* (December 11, 2007) the proposal asked the board of the directors to amend the bylaws or charter to give holders of 25% or less of the outstanding common stock the power to call a special shareholder meeting. The Company had established the power of shareholders to call a special meeting, with certain exceptions. Despite the exceptions, the approval process put in place by the company in that instance was considered sufficient by the Staff to find "substantial implementation."

In *Exelon* (December 22, 2009) the company was found to have substantially implemented a request to disclose policies and procedures for political contributions. In that instance there was no proponent response, and the company had prepared its policies and procedures to respond to, and achieve the withdrawal of a prior submitted shareholder proposal addressing the same general issue areas.

In contrast to those proposals, the Company in this instance has not met the principal thrust of the proposal – a mechanism for shareholders to offer an advisory opinion the proxy on electioneering contributions, supported by documentations and disclosures in the proxy.

**Not even the disclosure requirements of the Proposal are substantially implemented.**

**Summary of the Proposal's Disclosure Requirements.** In addition to the shareholder advisory vote, the Proposal would request that the Company establish a policy under which **the proxy statement for each annual meeting** would contain a report on current policies on electioneering contributions, how those policies are implemented through past and future planned expenditures. The Proposal also recommends that the proxy also contain an analysis of potential issues of congruency with stated company values or policy, including risks to the Company's brand, reputation or shareholder value.

**Contrasting the Company's Existing Disclosures.** By contrast, the Company has only stated that it conducts internal assessments of campaign spending, and that it discloses certain spending. There is, in short, very little accountability to shareholders for electioneering communications financed by the Company under the current program and therefore the Proposal is not substantially implemented.

The existing Policy does not appear to address any direct funding of communications by the company. For instance, if the company were to purchase airtime related to support or opposition for a candidate, there is no reason to believe that this would be disclosed under the current policy. Since the core thrust of the Proposal is on these electioneering communications (at issue in *Citizens United*), rather than only on the issue of direct donations to candidates, parties, etc., the Proposal is certainly not substantially implemented by the current policy.

Contrast, *Exxon Mobil* (March 23,2009) in which political contribution disclosures were found to be substantially implemented .In that instance, there were a couple of elements of political contributions disclosure which the Proponent argued were not implemented by the company included a lack of complete accounting for donations to trade associations. By and large, the disclosures sought by the proponent were already being performed, and some of the additional disclosures asserted by the proponent required interpretation of the definition of the word "accounting" in the proposal to assess the level of disaggregation of contributions to third parties tha twas being sought. In short, the need for the additional disclosures under the proposal were somewhat ambiguous. By contrast, the current proposal seeks a clearly defined package of information to be contained in the proxy, and those disclosures are in support of a shareholder advisory vote process. As such, the principal thrust of the proposal is not fulfilled by the Company's current activities.

**Assessment of Congruency With Values** The information that has been made available by the Company raises questions for the Proponent about the need for assessment and disclosure consistent with another element of the proposal's recommendations– an assessment of congruency of values of company policy and company campaign contributions.

Of particular concern to the Proponent is the degree to which the Company engages in political contributions related to its commitment to nondiscrimination on gender and sexual orientation. As will be discussed below, these are issues which have had an impact on Target company, embroiling it in controversy due to electioneering contributions inconsistent with that company's values in this same issue area.

Though Home Depot states that it "annually reviews the Company's political contributions to ensure that the Company's political contributions are consistent with its goals, values, and policies," the Proponent has identified several contributions made by the Company in the previous year that are seemingly incongruent with Company values and publically stated views. The Company has a clear and firm non-discrimination policy, stating that it "prohibits discrimination or harassment on account of race, color, sex (gender), age, religion, national origin, sexual orientation, gender identity or expression, disability, protected veteran...status," and the Company has a complete Values Guide which emphasizes the Company's commitment to "creating shareholder value," "respect[ing] all people," and to "understand the impact of our decisions...accept responsibility for our actions." Based upon these statements, the Proponent believes that the following contributions made by the Company or its PAC in 2009[1] (Exhibit 2) seem to be incongruent with Company stated values:

- Brownback for Governor ($2,000): Brownback is a supporter of a constitutional amendment to ban same-sex marriage and voted against the federal expansion of hate crimes to include sexual orientation. Additionally, Brownback is a public supporter of Rev. Lou Engle, who called homosexuality a "spirit of lawlessness," and praises Uganda's anti-homosexual "Kill the Gays" bill, which actually calls for gays to be executed. Kansas voters have called for Brownback to denounce Engle and rescind his close connection to the reverend.

- Ken Cuccinelli for Attorney General ($5,000): Cuccinelli issued a letter to Virginia's public colleges and universities that said, in part, "It is my advice that the law and public policy of the Commonwealth of Virginia prohibit a college or university from including 'sexual orientation,' 'gender identity,' 'gender expression,' or like classification as a protected

[1] Although the document in which these contributions are listed refers to "Corporate political contributions for 2009," in a dialogue with the Proponent, the Company indicated that this was actually a list, despite its title, of PAC contributions. Taking the list on face value, it is a list of contributions by the Company; whether it is by the Company, or mislabeled and by the PAC, the same point can be made about consistency with corporate values.

class within its non-discrimination policy absent specific authorization from the General Assembly." He then advised that the schools should "take appropriate actions to bring their policies in conformance with the law and public policy of Virginia."

- Nathan Deal for Governor ($6,100): Voted no on prohibiting job discrimination based on sexual orientation. (Nov 2007)

- Dustin McDaniel for Attorney General ($1,000): McDaniel advocates banning gay couples from foster parenting.

- Bill McCollum for Governor ($500): In December 2009, Bill McCollum came under fire with the revelation that as the Florida Attorney General he used over $120,000 in state funds to hire a psychologist, George Rekers, to testify as the star expert witness and one of only two to testify in defense of the state's homosexual-adoption ban.

- McDonnell for Virginia ($10,000): Gov. Bob McDonnell has become infamous for rolling back non-discrimination protections for gay state workers in Virginia.

Considering the public outcry experienced by Target Corporation last summer and the aforementioned contributions that are at odds with publically stated Company values, the Proponent's resolution appropriately asks the Company to delve more deeply into its contribution evaluation procedures. Proponents believe that a more in-depth evaluation of the pubic beliefs, statements, and actions of potential contribution recipients will protect Company value and reduce potential risks to the Company and its shareholders.

**Vagueness of Applicability of Congruency Policy**

Reading the website and Company statement of policy, it is unclear to the Proponents and other investors whether the Company policy regarding consistency with corporate values etc. applies only to PAC contributions, or also to contributions made directly by the Corporation.

The webpage titled Political Activity and Government Relations Policy http://ir.homedepot.com/phoenix.zhtml?c=63646&p=irol-govpoliticalactivity visited February 9, 2011 states that it was last revised in September 2008, long before the Citizens United decision. That outdated policy is the most prominent version on the website.

If one looks under corporate governance and investor relations, there is a link to a PDF of a more recent, May 2010 version of the Political Activity and Government Relations Policy, which is apparently the current and operative policy. The policy itself appears as four bullets, followed by two bullets on oversight and then a separate discussion regarding policy implementation. The contains standards of conduct which include, among other things, the following:

- All Corporate political contributions must be approved in advance by the

Company's Government Relations department.

- The Nominating & Corporate Governance Committee of the Company's Board of Directors must approve in advance any public advertisement directly or indirectly paid for by the Company that expressly advocates the election or defeat of a candidate in which Home Depot is identified specifically as an advocate of such election or defeat.

In terms of Oversight, the policy only has two bullets:

- Home Depot will post this Policy and an annual report of its corporate contributions to political candidates, parties, committees and other entities operating under Section 527 of the Internal Revenue Code on its website. To see the most recent annual report of corporate political contributions, please click here.

- The Company's Nominating and Corporate Governance Committee will annually review Home Depot's political contributions

Considering this policy in light of the Proposal there are innumerable gaps and shortcomings. For instance:

1. Apparently, the Nominating and Corporate Governance Committee does not need to approve of public advertisements paid for by the Company unless Home Depot will be specifically named in the ad.

2. It is unclear whether any such advertising ,a core issue from the *Citizens United* decision, is subject to disclosure as a "political contribution" if it is not conducted by a 527 organization (for instance by a Trade Association) or even whether it is required to be approved by the Government Relations department. The definition of electioneering communications contained in the supporting statement makes it clear that the kinds of expenditures of interest include those made directly by the Corporation "or through a third party." By contrast, unless an advertisement directly names the Company, the Home Depot policy as articulated on its website speaks only to PAC contributions, direct corporate campaign contributions, and contributions to so-called section 527 nonprofit organizations, but appears to omit any attention to disclosure or limitations on contributions to intermediaries such as the Chamber of Commerce or Business Roundtable, who in turn are well known to spend substantial sums on electioneering contributions. The leading intermediary organizations include Chamber of Commerce and the Business Roundtable, the American Petroleum Institute, the Financial Services Roundtable, and the National Association of Manufacturers. Three of these five organizations spent more than 40% of the total funds raised by them to finance lobbying and political expenditures. Together, these five organizations spent more than $130 million on lobbying and politics in 2008 alone.[2]

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[2]C. Lucian A. Bebchuk and Prof. Robert J. Jackson, Jr., *Corporate Political Speech: Who*

3. Although there is disclosure of a list of candidates apparently funded by the Corporation (or possibly funded by the corporate PAC), there are no disclosures available on the site regarding the Company's assessment of congruency with values, or risks to the Company's reputation or brand associated with its donations practices. Indeed, it appears that the reviews by the Government Relations office and by the Nominating and Corporate Governance Committee are not available to shareholders or other members of the public.

A company can do extensive reporting on an issue and still not be considered to substantially implement the Proposal seeking a report within the same issue area. For instance, consider last year's Staff decision in *Chesapeake Company* (April 13, 2010).The Company asserted that its extensive web publications constituted "substantial implementation" of the proposal on natural gas extraction. But the proponents argued that the Proposal could not be substantially implemented if the company failed to address most of the core issues raised by the proposal. The staff concluded that despite a volume of writing by the company on hydraulic fracturing, the matter was not substantially implemented. The same is certainly true in the current Proposal.

**2. The Proposal addresses a significant social policy issue and does not micromanage and therefore is not excludable under the ordinary business exclusion.**

A proposal that raises a "significant social policy issue" will not be excluded on the ground that it involves matters of ordinary business as long as it does not otherwise micromanage. At issue is how to apply these general principles to shareholder proposals requesting that a company adopt principles for national and international reforms to prevent illicit financial flows. Does the subject matter of the Proposal address a significant social policy issue? Does the Proposal avoid micromanagement? Since the answer to both questions is affirmative, the proposal is not excludable under the ordinary business exclusion.

As the Company has itself noted with its references to *American Telephone & Telegraph* (January 11, 1984) and *Exxon Mobil* (March 5, 2004) the Staff has long been of the opinion that proposals seeking disclosure of corporate political contributions and related policies on such giving are not excludable as ordinary business. The question then is whether the addition of a shareholder advisory vote on such contributions and policies would render the Proposal excludable ordinary business. If the question of shareholder approval is itself a significant social policy issue, then the Staff must conclude that the Proposal is not excludable under the ordinary business exclusion.

At least since the Supreme Court decision in ***Citizens United v. FEC*, 130 S. Ct. 876 (2010)** the issue of whether shareholders will be able to hold company management

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*Decides?*, Harvard John M. Olin Discussion Paper Series, No. 676 (Sept. 2010); *124 Harvard Law Review 83-117, November 2010.http://ssrn.com/abstract=1670085 accountable for electioneering spending has become a high-profile social policy issue garnering a high level of interest in the media and in Congress. One pivotal social policy question involves the potential economic and political bifurcation of interests for citizen shareholders – where their economic and political interests may not align, and where they may be compelled or coerced by their involvement in the investing marketplace to actually fund political speech inconsistent with their personal views.

In the Supreme Court decision and dissents, extensive arguments were made regarding the rights of shareholders who disagree with the political views of corporate managers who are using corporate funds to support their favorite political candidates, and the impact that unchecked corporate electioneering expenditures might have on shareholder rights.

The majority opinion delivered by Justice Kennedy relied upon the mechanisms of shareholder democracy to overcome the concerns raised by corporate independent political expenditures. The Proposal is merely seeking to utilize that avenue relied upon by the Supreme Court – to reinforce channels of corporate democracy through shareholder voting. To deny the shareholders the opportunity to even consider the Proposal would be inconsistent with the very assumptions upon which the Supreme Court relied.

Justice Kennedy noted that the rationale of shareholder protection in the McCain-Feingold law, built around the notion of protecting dissenting shareholders against being required to make contributions to candidates against their interests, could instead be effectively addressed "through the procedures of corporate democracy." ***Citizens United*, 130 S. Ct at916(citing *Bellotti*, 435 U.S., at 794, 98 S. Ct. 1407, 55 L.Ed. 2d 707; see *id.*, at 794, n. 34, 98 S. Ct. 1407, 55 L. Ed. 2d 707).**Therefore even in the majority Supreme Court opinion, the present Proposal could have been anticipated as a potential shareholder response.[3]

The Stevens opinion, concurring in part and dissenting in part, questioned how "corporate democracy" would actually function to protect investor interests:

By "corporate democracy," presumably the Court means the rights of shareholders to vote and to bring derivative suits for breach of fiduciary duty. In practice,

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[3] By contrast, Justice Stevens, concurring in part and dissenting in part, noted a long history of legal support for protection of dissenting shareholders:

> The concern to protect dissenting shareholders and union members has a long history in campaign finance reform. It provided a central motivation for the Tillman Act in 1907 and subsequent legislation, see Pipefitters v. United States, 407 U. S. 385, 414–415 (1972); Winkler, 92 Geo. L. J., at 887–900, and it has been endorsed in a long line of our cases, see, e.g.,McConnell, 540 U. S., at 204–205; Beaumont, 539 U. S., at 152–154; MCFL, 479 U. S., at 258; NRWC,459 U. S., at 207–208; Pipefitters, 407 U. S., at 414–416; see also n. 60, supra. Indeed, we have unanimously recognized the governmental interest in "protect[ing] the individuals who have paid money into a corporation or union for purposes other than the support of candidates from having that money used to support political candidates to whom they may be opposed." NRWC, 459 U. S., at 207–208. *Citizens United*, 130 S. Ct at 977-978 (Stevens, concurring in part and dissenting in part).

however, many corporate lawyers will tell you that "these rights are so limited as to be almost nonexistent," given the internal authority wielded by boards and managers and the expansive protections afforded by the business judgment rule. Blair & Stout 320; see also id., at 298–315; Winkler, 32 Loyola (LA) L. Rev., at 165–166, 199–200… Moreover, if the corporation in question operates a PAC, an investor who sees the company's ads may not know whether they are being funded through the PAC or through the general treasury.

If and when shareholders learn that a corporation has been spending general treasury money on objectionable electioneering, they can divest. Even assuming that they reliably learn as much, however, this solution is only partial. The injury to the shareholders' expressive rights has already occurred; they might have preferred to keep that corporation's stock in their portfolio for any number of economic reasons; and they may incur a capital gains tax or other penalty from selling their shares, changing their pension plan, or the like. The shareholder protection rationale has been criticized as under inclusive, in that corporations also spend money on lobbying and charitable contributions in ways that any particular shareholder might disapprove. But those expenditures do not implicate the selection of public officials, an area in which "the interests of unwilling … corporate shareholders [in not being] forced to subsidize that speech…are at their zenith." Austin, 494 U. S., at 677 (Brennan, J., concurring). And in any event, the question is whether shareholder protection provides a basis for regulating expenditures in the weeks before an election, not whether additional types of corporate communications might similarly be conditioned on voluntariness. *Citizens United*, 130 S. Ct at 978-979 (Stevens, concurring in part and dissenting in part).

Thus embedded within the conflict created by *Citizens United*, and in the gulf between opinions of the justices, the question was established about exactly how shareholder democracy would respond to the issues created by the decision. The current Proposal provides one attempt to answer that question created by the controversial decision.

Under *Citizens United* ruling, corporations can now spend corporate money directly or indirectly on communications that support or oppose candidates in federal elections as well as in all 50 states up until election day. Yet there are few clear standards about what corporate political spending would or would not be considered inappropriate or a waste of corporate assets from the standpoint of shareholders. As a result, the interest of corporate employees and shareholders could be at a point of divergence, with management increasingly spending money in the political process to support their favorite candidates in ways that are adverse to shareholders' interests both as shareholders, and as citizens participating in the political process.

In the absence of the approach taken by the Proposal, this new context leaves shareholders with few choices if they do not support the electioneering spending policies of a company. They can seek to vote the board out of office, or they can sell their shares. Many commentators have noted that this new development endangers the corporate governance process by potentially politicizing the relationship between shareholders and their companies, including in board elections, much more than ever before. For instance, an article in Forbes magazine noted,

> [D]o we want board elections to become referenda on management's political speech? Politicizing corporate elections will be bad for stockholders, managers, and the economy.... The answer is to mandate that corporations let stockholders vote annually on whether they want the company to exercise the rights that *Citizens United* gave them to get into political races.[4]

A recent law review article by Harvard Law Prof. C. Lucian A. Bebchuk and Columbia Law School Prof. Robert J. Jackson, Jr. expanded on this notion of the potential divergence of interests between shareholders and corporate employees:

> The basic problem arises from the fact that political spending decisions may be a product not merely of a business judgment regarding what strategy will benefit the company's bottom line, but also of the directors' and executives' own political preferences and beliefs. Political spending might often have consequences that are exogenous to the firm's performance, and directors' and executives' preferences with respect to such spending might be influenced by these consequences. Thus, a divergence of interests may arise with respect to many political issues that corporations may choose to influence. Because shareholders generally do not sort themselves among companies according to their political preferences, there is no reason to expect that the preferences of the particular individuals who make the company's political speech decisions will match those of shareholders.[5]

***Shareholder Approval Models Under Debate*** Some commentators have suggested in the aftermath of *Citizens United* the U.S. should adopt the British approach. In the UK

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[4]G. Ronald Gilson and Michael Klausner, *That's My Money You're Using*, Forbes, Mar. 29, 2010: http://www.forbes.com/forbes/2010/0329/opinions-citizens-united-corporate-shareholders-on-my-mind.html

[5]C. Lucian A. Bebchuk and Prof. Robert J. Jackson, Jr., *Corporate Political Speech: Who Decides?*, Harvard John M. Olin Discussion Paper Series, No. 676 (Sept. 2010); *124 Harvard Law Review 83-117, November 2010. http://ssrn.com/abstract=1670085See also Ciara Torres-Spelliscy, *Corporate Campaign Financing: Giving Shareholders a Voice*, Brennan Center for Justice at New York University School of Law (Jan. 27, 2010); D.Ciara Torres-Spelliscy, *Citizens United: Waking a Sleeping Giant*, Business Ethics, Oct. 21, 2010: http://business-ethics.com/2010/10/21/1304-citizens-united-waking-a-sleeping-giant/; Ciara Torres-Spelliscy, *To Fix the Supreme Court's Citizens United Decision, Copy the Brits*, U.S. News & World Report, Mar. 9, 2010: http://www.usnews.com/opinion/articles/2010/03/09/to-fix-the-supreme-courts-citizens-united-decision-copy-the-brits

political expenditures by corporations require disclosure of political spending directly to shareholders and consent of shareholders prior to political expenditures. The UK also establishes disclosure requirements, with all public companies required to include in the annual directors' report the amounts of the company's individual donations over a threshold amount and the identity of the recipient of each such donation.

Others such as Bebchuk and Jackson have suggested alternative models of shareholder approval. For instance, they suggest that a shareholder vote on political spending "could apply either for a given year or until replaced by a subsequent resolution. For example, shareholders could direct that the corporation may not spend funds for certain types of political purposes (such as judicial campaigns or the election of a particular candidate) or that the corporation must follow certain principles in allocating whatever budget is authorized." Their article also discusses the protection of the minority shareholder, making it appropriate to require a supermajority of shareholder support -- three-fifths, two-thirds, three-quarters, or four-fifths of the votes cast —to support electioneering spending.

**Congressional Proposal on Shareholder Authorization of Electioneering Spending** The Shareholders' Protection Act (H.R.4790) pending in Congress in response to *Citizens United* would amend the Securities Exchange Act of 1934 to require in each public company's annual proxy statement a description of the specific nature of any expenditures for political activities proposed by the issuer for the forthcoming fiscal year not previously approved, to the extent known to the issuer, and including the total amount of such proposed expenditures, and providing for a separate shareholder vote to authorize such proposed expenditures. (See Exhibit D)

This proposal has garnered support in prominent places. For instance the idea of shareholder approval was endorsed in the Washington Post, in its Economy Watch column, by economic news and analysis columnist Frank Ahrens,[6] (See Exhibit C) in which he recommends a policy that would "Allow corporations to donate to political candidates, or spend to defeat others, but only if authorized by some form of binding shareholder vote."

**Evidence of increased corporate spending in the aftermath of Citizens United exacerbates public policy concern.** Numerous articles and investigations have highlighted the increasing role of corporate money in elections as a result of Citizens United. See for instance:
T.W. Farnam & Dan Eggen, Interest-group Spending for Midterm Up Fivefold from 2006; Many Sources Secret, WASH. POST, Oct. 4, 2010, http://www.washingtonpost.com/wp-dyn/content/article/2010/10/03/AR2010100303664_pf.html; Mike McIntire, Hidden Under a Tax-Exempt Cloak, Private Dollars Flow, N. Y. TIMES, Sept. 23, 2010, http://www.nytimes.com/2010/09/24/us/politics/24donate.html?pagewanted=1; Michael

[6]F. Frank Ahrens, *A Way for Corporations to Contribute to Political Campaigns and Preserve Democracy at the Same Time*, The Washington Post, Mar. 18, 2010
http://voices.washingtonpost.com/economy-watch/2010/03/a_way_for_corporations_to_cont.html

Crowley, The New GOP Money Stampede, TIME, Sept. 16, 2010, http://www.time.com/time/printout/0,8816,2019509,00.html#; Kristin Jensen & Jonathan D. Salant, Republican Groups Use Hidden Money to Overcome Democrats' Cash, BLOOMBERG BUSINESS WEEK, Sept. 21, 2010, http://www.businessweek.com/bwdaily/dnflash/content/sep2010/db20100921_184373.htm; Chisun Lee, Higher Corporate Spending on Election Ads Could Be All but Invisible, PROPUBLICA, Mar 10, 2010; Al Hunt, More Cash Blots Out 'Sunlight' in U.S. Elections, BLOOMBERG, Oct. 17, 2010, http://www.bloomberg.com/news/2010-10-17/more-cash-blots-out-sunlight-in-u-s-elections-albert-hunt.html;; Peter Stone, Campaign Cash: The Independent Fundraising Gold Rush Since 'Citizens United' Ruling, (Ctr. for Public Integrity Oct. 4, 2010), http://www.publicintegrity.org/articles/entry/2462/ (arguing "[m]any corporations seem inclined to give to groups that are allowed by tax laws to keep their donations anonymous.") William P. Barrett, "Hey, Secret Big Political Donor, Don't Forget The 35% Gift Tax," FORBES, Oct. 14 2010, http://blogs.forbes.com/williampbarrett/2010/10/14/hey-secret-big-political-donor-dont-forget-the-35-gift-tax/; Jim Kuhnhenn, GOP Groups Plan $50 Million Advertising Drive, MSNBC, Oct. 13, 2010 (reporting 501(c)(4)s American Crossroads and Crossroads Grassroots Policy Strategies have raised $56 million and the 501(c)(6) Chamber of Commerce has spent $20 million); Marc Ambinder, The Corporations Already Outspend the Parties, THE ATLANTIC, Feb. 1, 2010, http://www.theatlantic.com/politics/archive/2010/02/the-corporations-already-outspend-the-parties/35113/; Robb Mandelbaum, With a Provocative Ad, Another Business Group Backs Lincoln in Arkansas, N. Y. TIMES BLOG, May 7, 2010, http://boss.blogs.nytimes.com/2010/05/07/with-a-provocative-ad-another-business-group-backs-lincoln-inarkansas/?src=busln.

There have been journalistic investigations highlighting secretive spending in the 2010 federal election: Bill De Blasio, Citizens United and the 2010 Midterm Elections, 3 (Public Advocate for the City of New York Dec. 2010), http://advocate.nyc.gov/files/12-06-10CitizensUnitedReport.pdf (finding 36% of outside spending in the 2010 federal election was funded by secret sources); Congress Watch, 12 Months After: The Effects of Citizens United on Elections and the Integrity of the Legislative Process, 12 (Public Citizen Jan. 2011), http://www.citizen.org/documents/Citizens-United-20110113.pdf (finding "[g]roups that did not provide any information about their sources of money collectively spent $135.6 million, 46.1 percent of the total spent by outside groups during the election cycle.").

**Impact of this issue at Target demonstrates importance to corporate reputation**

It is worth noting the impact of a July 2010 donation made by Target Corporation to the political group Minnesota Forward. This sizeable donation ($150,000) caused one of the worst public demonstrations of unrest with a public corporation. Target, a corporation well-known as a "gay ally" and applauded for its treatment of gay employees, claimed that it contributed to Minnesota Forward, which backs a gubernatorial candidate known for standing against gay marriage, because of the candidate's position on "creating a positive environment for businesses, not [the candidate's] stance on social issues". [7] Target's argument fell on deaf ears across the nation. Target customers, employees, and shareholders who are gay rights supporters felt betrayed by the company, which provides domestic partner healthcare benefits and supports the Twin Cities Pride annual celebration. The fact that it supported a candidate whose political motives were incongruent with the company's clear values resulted in boycotts, protests, and required both a public apology and a commitment from the management that they would begin a "strategic review and analysis of our decision-making process for financial contributions in the public policy arena".[8]

Target was subject to substantial high visibility media criticizing the company and discussing its reputational damage. See for instance:

Bloomberg Businessweek: Target's Off-Target Campaign Contribution

> ... gay-rights advocates saw the donation as a betrayal by Target, which has long cultivated support among gays by, for example, providing health benefits to domestic partners and sponsoring Twin Cities Pride, an annual celebration. Since the contribution became public, as required under Minnesota law, calls for a boycott and other protests have mounted on YouTube (GOOG) and Facebook. "We feel betrayed," says Jeffrey Henson of Portland, Ore., who started an anti-Target Facebook group that has almost 40,000 followers. Protesters have also stood outside Target stores with placards denouncing the company.[9]

USAToday: Target Apologizes for Political Donation in Minnesota

> ST. PAUL — The head of Target Corp. (TGT) apologized Thursday for a political donation to a business group backing a conservative Republican for Minnesota governor, which angered some employees and sparked talk of a customer boycott.
>
> OutFront Minnesota, a gay-rights advocacy group, posted an open letter urging Target to take back its money from MN Forward. And "Boycott Target" Facebook groups began to appear.[10]

Forbes(listing the Target contribution as one of the worst of 2010)[11]

**3. The Proposal is neither vague nor misleading.**

---

[7] http://www.cbsnews.com/8301-503544_162-20011983-503544.html
[8] http://www.businessweek.com/magazine/content/10_33/b4191032682244.htm
[9] http://www.businessweek.com/magazine/content/10_33/b4191032682244.htm
[10] Target apologizes for political donation in Minnesota, http://www.usatoday.com/money/industries/retail/2010-08-05-target-campaign-donation_N.htm
[11] http://blogs.forbes.com/larryreibstein/2011/01/05/goldman-target-rapped-for-worst-contributions-in-2010/

The Company's final argument is that the proposal is vague and misleading under Rule 14a-8(i)(3).The pivotal question is whether stockholders voting on the proposal, or the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires. See Staff Legal Bulletin No. 14B (CF)

The Company asserts that it does not know whether the requirement for an advisory vote on "those policies and future plans," required by the Proposal would address the "substance of the Company's policies on electioneering contributions, the adequacy of the Company's disclosure of its past expenditures on electioneering contributions, the appropriateness of its plans for future expenditures, or "management's analysis of potential issues of congruency with stated company values or policy and risk to the Company's brand, reputation or shareholder value."

The Company's assertion here is an attempt to parse its way past the clear language of the Proposal. The Proposal clearly states that the Proxy would contain a report of the Company's policies on electioneering contributions, past spending, future spending plans, and then provide an advisory vote to approve or disapprove of those "policies and future plans." There is no vagueness in the context of this resolve clause regarding which "policies" or "future plans" the shareholders would be voting on. Indeed, it is clear that a vote would be a plebiscite on both the policies and the future plans.

In addition it should be noted that the Proposal is modeled on Advisory Vote on Executive Compensation proposals which have been voted upon in numerous shareholder meetings, and which have been embodied in the SEC rule on those proposals, reads similarly to that requirement.

The Company goes on to state that "it will be difficult for the Company to discern the appropriate response to such a vote," asserting that the vote could either mean that shareholders approve of the Company's policies or disapprove of the policies but approve of the adequacy of the disclosure, etc., or that they like or dislike the company's analysis regarding risk to "brand, reputation or shareholder value." Undoubtedly, there could be various reasons why shareholders might choose to vote "no" on the package of policies and future spending put before them on the proxy. The same would be true, for instance, on an advisory vote regarding executive compensation, or a vote on the election of an individual board member. This is the nature of the corporate democracy process, it provides feedback based on *whatever reasons* shareholders might have for deciding for or against a given item.

What the vote does provide is a measure of accountability that is currently lacking under the current system, placing the Company's electioneering activities to the test of support or opposition by shareholders. No doubt, the Company would be free to shape such a vote in a manner that could provide more insight and guidance for action. In addition, the question of how the Company discerns the appropriate response to a proposed advisory vote process is outside of the scope of the meaning of "vague or misleading" proposals that would be excludable. It neither has to do with the question of whether shareholders would understand what they are voting on under the current Proposal, nor relates to the question of what the Company would need to do in order to implement the Proposal.

**Conclusion**

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(i)(10),Rule 14a-8(i)(7) andRule 14a-8(i)(3).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc:

Julie Goodridge
Stacy S. The Ingram, The Home Depot

**EXHIBIT A**
**Text of the Shareholder Proposal**

Shareholder Advisory Vote on Electioneering Contributions

Whereas, the Supreme Court ruling in *Citizens United v. Federal Election Commission* (Citizens United) interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," and striking down elements of the previously well-established McCain-Feingold law;

Whereas *Citizens United* is viewed by some as having eroded a wall that has stood for a century between corporations and electoral politics (e.g., *New York Times* editorial, "The Court's Blow to Democracy" on January 21, 2010);

Whereas, the Shareholders' ProtectionAct(H.R.4790) pending in Congress in response to *Citizens United*would amend the Securities Exchange Act of 1934 to require in each public company's annual proxy statement a description of the specific nature of any expenditures for political activities proposed by the issuer for the forthcoming fiscal year not previously approved, to the extent known to the issuer, and including the total amount of such proposed expenditures, and providing for a separate shareholder vote to authorize such proposed expenditures;

Whereas, in July 2010 Target Corporation donated $150,000 to the political group Minnesota Forward, which was followed by a major national controversy with demonstrations, petitions, threatened boycotts and considerable negative publicity;

Whereas, Home Depot founder and retired CEO Bernie Marcus voiced his opinion in the *Wall Street Journal* ("Bad Labor Law Is a Path to Economic Ruin" 08/26/08) that companies should use corporate, and thus shareholder, resources for political means;

Whereas, proponents believe The Home Depot should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate electioneering;

Whereas, The Home Depot has a firm nondiscrimination policy which states, "The Company prohibits discrimination or harassment on account of race, color, sex (gender), age, religion, national origin, sexual orientation, gender identity of expression, disability, protected veteran...status, or any other basis prohibited under applicable law." Furthermore, Home Depot has a complete Values Guide which emphasizes our commitment to "creating shareholder value," "respect[ing] all people," and to "understand the impact of our decisions...accept responsibility for our actions;"

Resolved:Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal describing:

- the company's policies on electioneering contributions,

- any specific expenditures for electioneering communications known to be anticipated during the forthcoming fiscal year,
- the total amount of such anticipated expenditures,
- a list of electioneering expenditures made in the prior fiscal year, and
- providing an advisory shareholder vote on those policies and future plans.

**Supporting Statement:** Proponents recommend that the annual proposal also contain management's analysis of potential issues of congruency with stated company values or policy, and risks to our company's brand, reputation, or shareholder value."Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, whichare reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

**EXHIBIT B**

**Company list of 2009**
**Corporate Political Contributions**

# Corporate Political Contributions

| 2009 RECIPIENT | AMOUNT | 2009 RECIPIENT | AMOUNT |
|---|---|---|---|
| Ackerman for Assembly | $ 1,000 | Georgia Republican Party | $ 5,000 |
| Albert Torrico for Attorney General | $ 2,000 | Gov. Schwarzenegger's Officeholder Acct. | $ 5,000 |
| Andrew Cuomo 2010 Inc. | $ 1,000 | Hall for Assembly | $ 1,000 |
| Bill McCollum for Governor | $ 500 | Hernandez for Assembly 2010 | $ 1,000 |
| Blakeslee for Senate | $ 2,000 | Jim Barton Campaign | $ 1,000 |
| Bobby Jindal Campaign Committee | $ 5,000 | John A. Perez for Assembly | $ 2,000 |
| Bolling for Lieutenant Governor | $ 2,000 | Johnson for Georgians | $ 1,000 |
| Brownback for Governor | $ 2,000 | Karen Handel for Governor | $ 1,000 |
| Bruning For Attorney General | $ 1,000 | Ken Cuccinelli for Attorney General | $ 5,000 |
| Cameron Smyth for Assembly 2010 | $ 2,000 | Kevin de Leon Political Funds | $ 1,000 |
| Cathleen Galgiani for Assembly 2010 | $ 1,000 | McDonnell for Virginia | $ 10,000 |
| Committee to Elect Cam Ward | $ 1,000 | Nathan Deal for Governor | $ 6,100 |
| Committee to Elect Don Balfour | $ 1,000 | Neighbors of Earl Ehrhart | $ 1,000 |
| Committee to Elect Lawrence Wasden | $ 500 | Oxendine Working for Georgia Comm. | $ 6,100 |
| Committee to Re-Elect Ed P. Reyes 2009 | $ 250 | Padilla for Senate 2010 | $ 1,000 |
| Dave Jones for Insurance Commissioner | $ 1,000 | Price for Senate | $ 1,000 |
| Democratic Attorneys General Association | $25,000 | Reed Inaugural Committee | $ 10,000 |
| Democratic Governors Association | $25,000 | Re-Elect Mayor Foster | $ 700 |
| Democratic Municipal Officials | $ 5,000 | Republican Attorneys General Assoc. | $ 40,000 |
| Democratic Party of Georgia | $ 2,500 | Republican Governors Association | $ 25,000 |
| Dustin McDaniel for Attorney General | $ 1,000 | Republican Legislative Campaign Comm. | $ 25,000 |
| Friends for Flores | $ 1,000 | Republican Party of Florida | $ 10.000 |
| Friends of Barbara Comstock | $ 500 | Ridley-Thomas Officeholder Account | $ 1,000 |
| Friends of Chip Rogers | $ 1,000 | Chance for Senate | $ 1,000 |
| Friends of Jerry Keen | $ 1,000 | Roy 2010, Inc. | $ 1,000 |
| Friends of Larry O'Neal | $ 1,000 | Steinberg for Senate 2010 | $ 1,000 |
| Friends of Mark Burkhalter | $ 1,000 | Taxfighters for Anderson | $ 1,000 |
| Fuentes for Assembly 2010 | $ 1,000 | VA House Republican Campaign Comm. | $ 4,000 |



**EXHIBIT D**

**TEXT OF**
**PROPOSED**
**SHAREHOLDER PROTECTION ACT**
**HR 4790 – 2010**

**H.R.4790 -- Shareholder Protection Act of 2010 (Introduced in House - IH)**

HR 4790 IH

111th CONGRESS
2d Session
**H. R. 4790**

To amend the Securities Exchange Act of 1934 to require shareholder authorization before a public company may make certain political expenditures, and for other purposes.

**IN THE HOUSE OF REPRESENTATIVES**

- March 9, 2010

Mr. CAPUANO (for himself, Mr. ACKERMAN, Mr. FILNER, Mr. GRAYSON, Mr. HIMES, Mr. HOLT, Mrs. MALONEY, Mr. PALLONE, Mr. PETERS, and Ms. ROYBAL-ALLARD) introduced the following bill; which was referred to the Committee on Financial Services, and in addition to the Committee on House Administration, for a period to be subsequently determined by the Speaker, in each case for consideration of such provisions as fall within the jurisdiction of the committee concerned

---

**A BILL**

To amend the Securities Exchange Act of 1934 to require shareholder authorization before a public company may make certain political expenditures, and for other purposes.

**Be it enacted by the Senate and House of Representatives of the United States of America in Congress assembled,**

- SECTION 1. SHORT TITLE.

This Act may be cited as the `Shareholder Protection Act of 2010'.

- SEC. 2. FINDINGS.

Congress finds the following:

(1) Corporations make significant political contributions and expenditures that directly or indirectly influence the election of candidates and support or oppose political causes. Decisions to use corporate funds for political contributions and expenditures are usually made by corporate boards and executives, rather than shareholders.

(2) Corporations, acting through their boards and executives, are obligated to conduct business for the best interests of their owners, the shareholders.

(3) Historically, shareholders have not had a way to know, or to influence, the political activities of corporations they own. Shareholders and the public have a right to know how corporations are spending their funds to make political contributions or expenditures benefitting candidates, political parties, and political causes.

(4) Corporations should be accountable to their shareholders in making political contributions or expenditures affecting Federal governance and public policy. Requiring the express approval of a corporation's shareholders prior to making political contributions or expenditures will establish necessary accountability.

- SEC. 2. SHAREHOLDER APPROVAL OF CORPORATE POLITICAL ACTIVITY.

The Securities Exchange Act of 1934 is amended by inserting after section 14 the following new section:

- `SEC. 14A. SHAREHOLDER APPROVAL OF CERTAIN POLITICAL EXPENDITURES.

`(a) Shareholder Authorization for Political Expenditures- Any solicitation of any proxy or consent or authorization in respect of any security of an issuer shall--

> `(1) contain a description of the specific nature of any expenditures for political activities proposed to be made by the issuer for the forthcoming fiscal year, to the extent the specific nature is known to the issuer and including the total amount of such proposed expenditures; and
>
> `(2) provide for a separate shareholder vote to authorize such proposed expenditures in such amount.

`(b) Restriction on Expenditures- No issuer shall make any expenditure for political activities in any fiscal year unless--

> `(1) such expenditure is of the nature of those proposed by the issuer pursuant to subsection (a)(1); and
>
> `(2) authorization for such expenditures has been granted by votes representing a majority of outstanding shares pursuant to subsection (a)(2).

`(c) Fiduciary Duty; Liability- A violation of subsection (b) shall be considered a breach of a fiduciary duty of the officers and directors who authorized such an expenditure. The officers and directors who authorize such an expenditure without first obtaining such authorization of shareholders shall be jointly and severally liable in any action brought in any court of competent jurisdiction to any shareholder or class of shareholders for the amount of such expenditure.

`(d) Definition of Expenditure for Political Activities- As used in this section:

> `(1) The term `expenditure for political activities' means--
>
> > `(A) an independent expenditure, as such term is defined in section 301(17) of the Federal Election Campaign Act of 1971 (2 U.S.C. 431(17));
> >
> > `(B) contributions to any political party, committee, or electioneering communication, as such term is defined in section 304(f)(3)(A) of the Federal Election Campaign Act of 1971 (2 U.S.C. 434(f)(3)(A)); and
> >
> > `(C) dues or other payments to trade associations or other tax exempt organizations that are, or could reasonably be anticipated to be, used for the purposes described in subparagraph (A).
>
> `(2) Such term shall not include--
>
> > `(A) direct lobbying efforts through registered lobbyists employed or hired by the issuer;
> >
> > `(B) communications by an issuer to its shareholders and executive or administrative personnel and their families; or
> >
> > `(C) the establishment, administration, and solicitation of contributions to a separate segregated fund to be utilized for political purposes by a corporation.'.

- SEC. 3. DISCLOSURE OF PROXY VOTES BY INSTITUTIONAL INVESTORS.

Section 13(f) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(f)) is amended by redesignating paragraph (5) as paragraph (7) and inserting after paragraph (4) the following:

> `(5) DISCLOSURE OF VOTES- Each institutional investment manager subject to this subsection shall include in the reports required under this subsection, at least annually, a statement of how it voted on any shareholder vote provided for under section 14A(a) that occurred since the manager's last such statement, unless such vote is otherwise required to be reported publicly by rule or regulation of the Commission. Not later than 6 months after the date of enactment of this paragraph, the Commission shall issue rules and regulations to implement this paragraph.

`(6) SAFE HARBOR FOR CERTAIN DIVESTMENT DECISIONS- Notwithstanding any other provision of Federal or State law, no person may bring any civil, criminal, or administrative action against any institutional investment manager, or any employee, officer, or director thereof, based solely upon a decision of the investment manager to divest from, or not to invest in, securities of an issuer because of expenditures for political activities made by that issuer.'.

- SEC. 4. REQUIRED BOARD VOTE ON CORPORATE EXPENDITURES FOR POLITICAL ACTIVITIES.

(a) Required Vote- The Securities Exchange Act of 1934 is amended by adding after section 16 the following new section:

- `SEC. 16A. REQUIRED BOARD VOTE ON CORPORATE EXPENDITURES FOR POLITICAL ACTIVITIES.

`(a) Listing on Exchanges- Effective not later than 180 days after the date of enactment of this section, the Commission shall, by rule, direct the national securities exchanges and national securities associations to prohibit the listing of any class of equity security of an issuer that is not in compliance with the requirements of any portion of subsection (b).

`(b) Requirement for Vote in Corporate Bylaws- The corporate bylaws of an issuer shall expressly provide for a vote of the directors of the issuer on any individual expenditure for political activities (as such term is defined in section 14A(d)(1)) in excess of $50,000. An issuer shall make publicly available the individual votes of the directors required by the preceding sentence within 48 hours of the vote, including in a clear and conspicuous location on the Internet website of the issuer.'.

(b) No Effect on Determination of Coordination With Candidates or Campaigns- For purposes of determining whether an expenditure for political activities by an issuer under the Securities Exchange Act of 1934 is an independent expenditure under the Federal Election Campaign Act of 1971, the expenditure may not be treated as made in concert or cooperation with, or at the request or suggestion of, any candidate or committee solely on the grounds that any director of the issuer voted on the expenditure as required under section 16A(b) of the Securities Exchange Act of 1934 (as added by subsection (a)).

- SEC. 5. REPORTING REQUIREMENTS.

Section 13 of the Securities Exchange Act of 1934 (15 U.S.C. 78m) is amended by adding at the end the following:

`(m) Reporting Requirements Relating to Certain Political Expenditures-

`(1) IN GENERAL- Not later than 180 days after the date of enactment of this subsection, the Commission shall modify its reporting rules under this section to require issuers to disclose quarterly any expenditure for political activities (as such term is defined in section 14A(c)(1)) made during the preceding quarter and the individual votes by board members authorizing such expenditures. Such a report shall be filed with the Commission and provided to shareholders and shall include--

`(A) the date of the expenditures;

`(B) the amount of the expenditures;

`(C) the name or identity of the candidate, political party, committee, or electioneering communication, as such term is defined in section 304(f)(3)(A) of the Federal Election Campaign Act of 1971 (2 U.S.C. 434(f)(3)(A)); and

`(D) if the expenditures were made for or against a candidate, including an electioneering communication, the office sought by the candidate and the political party affiliation of the candidate.

`(2) PUBLIC AVAILABILITY- The Commission shall ensure that, to the greatest extent practicable, the quarterly reports required by this subsection are publicly available through the Commission website in a manner that is searchable, sortable, and downloadable, consistent with the requirements of section 24.'.

- SEC. 5. REPORT.

The Comptroller General of the United States shall annually conduct a study on the compliance with the requirements of this Act by public corporations and their management, as well as the effectiveness of the Securities and Exchange Commission in meeting the reporting and disclosure requirements of this Act. Not later than April 1 of each year, the Comptroller General shall submit to Congress a report of such study.

- SEC. 6. SEVERABILITY.

If any provision of this Act, an amendment made by this Act, or the application of such provision or amendment to any person or circumstance is held to be unconstitutional, the remainder of this Act, the amendments made by this Act, and the application of such provision or amendment to any person or circumstance shall not be affected thereby.



2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

January 25, 2011

*Stacy S. Ingram*
*Senior Counsel – Corporate and Securities Practice Group*

**VIA E-MAIL (shareholderproposals@sec.gov)**

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc.
Shareholder Proposal Submitted by NorthStar Asset Management, Inc. Funded Pension Plan
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the intention of The Home Depot, Inc. (the "Company") to exclude from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent"). In accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from its 2011 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission prior to 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission (on or about April 15, 2011); and

- concurrently sent a copy of this letter via facsimile to the Proponent as notice of the Company's intent to exclude the Proposal from the 2011 Proxy Materials.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit correspondence to the Commission or the


USA
Proud Sponsor

1922155v3

Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states as follows:

"**Resolved:** Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal describing:

- the company's policies on electioneering contributions,
- any specific expenditures for electioneering communications known to be anticipated during the forthcoming fiscal year,
- the total amount of such anticipated expenditures,
- a list of electioneering expenditures made in the prior fiscal year, and
- providing an advisory shareholder vote on those policies and future plans."

The supporting statement provides as follows:

"**Supporting Statement:** Proponents recommend that the annual proposal also contain management's analysis of potential issues of congruency with stated company values or policy, and risks to our company's brand, reputation, or shareholder value. 'Expenditures for electioneering communications' means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate."

A copy of the Proposal (including a preamble) and related supporting statement, as well as any related correspondence with the Proponent, is attached to this letter as Exhibit A.

**BASIS FOR EXCLUSION**

The Company respectfully requests the Staff to concur in its view that the Proposal may be excluded from the Company's 2011 Proxy Materials pursuant to (i) Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal, (ii) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the ordinary business operations of the Company and (iii) Rule 14a-8(i)(3) because the Proposal is impermissibly vague, indefinite and materially misleading and thus contrary to Rule 14a-9.

**ANALYSIS**

**I. The Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.**

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. As evidenced by the no-action letters cited below, the Staff has consistently found proposals to have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. In *Texaco, Inc.* (avail. Mar. 28, 1991), the Staff noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Under Staff precedent, a company's actions do not have to be precisely those called for by the proposal so long as the company's actions satisfactorily address the proposal's essential objective. *See e.g. Texaco, Inc.* (avail. March 28, 1991); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007) (proposal requesting the board to declassify its board "in the most expeditious manner possible" was substantially implemented by the adoption of an amendment to the company's charter to phase out its classified board); *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting the board to permit shareholders to call a special meeting was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the business to be addressed at the special meeting had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal requesting the company to confirm that all current and future U.S. employees were legal workers was substantially implemented because the company had verified that 91% of its domestic workforce were legal workers); *Intel Corp.* (avail. Mar. 11, 2003) (proposal requesting the board to submit all equity compensation plans or amendments to add shares to those plans to a shareholder vote was substantially implemented by policy to submit the adoption or amendment of an equity compensation plan to shareholder vote that would result in material potential dilution); and *Talbots Inc.* (avail. Apr. 5, 2002) (proposal requesting the company to commit itself to implementation of a code of conduct based on International Labor Organization human rights standards was substantially implemented where the company had established its own business practice standards).

The Staff has permitted exclusion of proposals with objectives similar to the Proposal where a company had substantially implemented the proposal by adopting policies and procedures for political contributions, providing such policies and procedures on its website and issuing a report on its political contributions. *See e.g., Exelon Corporation* (avail. Feb. 26, 2010) and *Exxon Mobil Corp.* (avail. Mar. 23, 2009). In *Exxon*, the Staff permitted the company to exclude a shareholder proposal requesting more detail about payments to specified organizations in the company's report on political contributions on grounds that the company had substantially implemented the proposal. The proponent argued that the company's policy and report on political contributions dealt only minimally with payments to the specified organizations; however, the Staff concurred with the company that its disclosures were sufficient to demonstrate substantial implementation of the proposal even though the company did not disclose payments to the particular organizations requested by the proposal.

We believe the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) under the precedent cited above because the Company has taken actions to substantially implement the Proposal. Specifically, the Company has adopted a Political Activity and Government Relations Policy (the "Policy") that includes the Company's policies and procedures for political contributions and participation by the Company and its associates in the political process, including the role of the Company's Nominating and Corporate Governance Committee (the "Committee") and Government Relations department in overseeing political contributions. The Policy is available on the Company's website along with an annual report of the Company's contributions to political candidates, parties, committees and other entities operating under Section 527 of the Internal Revenue Code (the "Report"). A copy of the Policy and the 2009 Report are attached hereto as Exhibit B and Exhibit C, respectively.

In the instant case, the Policy and the Report substantially implement the Proposal under Rule 14a-8(i)(10) because they fulfill the Proposal's essential objective of providing shareholders with information on the Company's decisions with respect to its political contributions, including its past and anticipated future expenditures, management's analysis of the alignment of the Company's political contributions with its values and the risk to the Company related to its political contributions, and, as stated in the preamble, the Company's establishment of "policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate electioneering."

First, the Report provides a list of political contributions made by the Company in the prior fiscal year and is publicly available on the Company's website. Second, the Policy satisfies the elements of the Proposal related to the Company's decisions as to future electioneering expenditures. The Company has not made any expenditure for electioneering communications to date and has no present plans to make any such expenditure in the future. The Policy provides for a careful review process in which any specific expenditure for electioneering communications in the future must be approved in advance by the Committee. Furthermore, even if the Company were to consider such expenditures, it would not be practical or even possible to identify expenditures that are "anticipated during the forthcoming year," since participation in the political process is based upon an on-going analysis in a constantly changing political landscape, and the Company does not make annual decisions regarding political contributions at the beginning of each year. Thus, while neither the Policy nor the Report provide the amounts of specific expenditures for electioneering contributions in the future, as none are currently contemplated, the Company discloses its policies for how decisions as to future electioneering expenditures will be made. We believe, similar to the disclosures in *Exxon*, that these disclosures are sufficient to demonstrate substantial implementation of the Proposal.

Third, the Policy satisfies the elements of the Proposal related to the Company's "analysis of potential issues of congruency with stated company values or policy," and adoption of "policies that minimize risk to the [Company]'s reputation and brand through possible future missteps in corporate electioneering." As to issues of congruency with the Company's values or policy, the Committee annually reviews the Company's political contributions to ensure that the Company's political contributions are consistent with its goals, values and policies. The Policy also explains the actions that the Company takes to "minimize risk to the [Company]'s reputation and brand," including, among other guidelines set forth in the Policy, an annual review by the Committee of the Company's political contributions, advance approval of all political contributions by the Company's Government Relations department and advance approval of "any public advertisement directly or indirectly paid for by the Company that expressly advocates the election or defeat of a candidate in which [the Company] is identified specifically as an advocate or such election or defeat" by the Committee. Further, the Policy includes the Company's demand of "the highest standards of professional conduct and ethics" from those representing the Company in the political process.

Therefore, in light of the contents of the Policy and the Report, we believe the Company has substantially implemented the Proposal, and we request that the Staff concur that the Proposal may be excluded from the Company's 2011 Proxy Materials under Rule 14a-8(i)(10).

**II. The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.**

*a. The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations, namely the Company's future plans, strategy and budgeting with respect to its political expenditures.*

Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to a company's ordinary business operations may be excluded from the company's proxy materials. According to Release No. 34-40018 (May 21, 1998) (the "Release") accompanying the 1998 amendments to Rule 14a-8, the term "ordinary" in Rule 14a-8(i)(7) "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." The underlying policy of the "ordinary business" exclusion, as set forth in the Release, is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." In the Release, the Commission noted that the "policy underlying the ordinary business exclusion rests on two central considerations." The first consideration relates to the subject matter of the proposal. According to the Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has not permitted companies to exclude proposals relating to a company's general political activities as ordinary business operations under Rule 14a-8(i)(7). *See e.g., American Telephone and Telegraph Co.* (avail. Jan. 11, 1984) (proposal requested "a statement of each [c]ompany contribution, within the past fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation"); *Exxon Mobil Corp.* (avail. March 5, 2004) (proposal requested a report on the company's policies and business rationale for political contributions, the identity of the person making decisions about political contributions and an accounting of the company's past political contributions). However, where a portion of a proposal relates to a company's general political activities and a portion of the proposal is deemed to relate to ordinary business operations, the Staff has concurred that the entire proposal is excludable under Rule 14a-8(i)(7). *See e.g., Medallion Financial Corp.* (avail. May 11, 2004) (proposal requested the company to engage an investment bank to evaluate alternatives to enhance shareholder value related to "both extraordinary transactions and non-extraordinary transactions"), *E*Trade Group, Inc.* (avail. Oct. 31, 2000) (two out of four requests in the proposal related to ordinary business operations); *General Electric Co.* (avail. Feb. 10, 2000) (part of proposal related to choice of accounting methods was related to the company's ordinary business operations); and *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (the Staff noted that "although the proposal appears to address matters outside the scope of ordinary business, [one of the five paragraphs describing] matters to be included on the report relates to ordinary business operations").

Here, while some parts of the Proposal relate to the Company's general political activities, other parts relate to the Company's ordinary business operations, and thus the entire Proposal is excludable under Rule 14a-8(i)(7). The Company's anticipated expenditures for electioneering contributions (as opposed to a report on its past contributions) are matters of ordinary business operations. The Company's future plans, strategy and budgeting with respect to its political expenditures are fundamental to management's business planning and day-to-day decisions, and shareholders as a group are not in a position to make an informed decision on these matters.

In its supporting statement, the Proponent "recommend[s] that the annual proposal also contain management's analysis of potential issues of congruency with stated company values or policy, and risks to [the Company's] brand, reputation, or shareholder value." In Staff Legal Bulletin No. 14E, the Staff set forth the framework it would use to evaluate proposals like the one submitted by the Proponent requesting management perform a risk assessment of its electioneering contributions. The Staff stated that for proposals related to risk assessment, it would "consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company...and in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." The Staff analyzes proposals asking for the preparation of a report pursuant to this same framework. As set forth in Release No. 20091 (Aug. 16,

1983), the Staff will permit exclusion of a proposal under Rule 14a-8(i)(7) requesting a special report where the subject matter of the special report involves a matter of ordinary business. As discussed above, the subject matter of the risk assessment requested by the Proponent – essentially management's decisions as to the appropriate recipients of its future political contributions and analysis of how those contributions align with the Company's values, goals and strategy – relate to the Company's ordinary business operations.

Both of the above-described policy considerations of Rule 14a-8(i)(7) support exclusion of the Proposal as related to the Company's ordinary business operations. Decisions as to the appropriate future recipients of the Company's political contributions are ordinary business decisions made by management as part of its day-to-day operation of the Company. Furthermore, as noted above, the determinations by the Company about its participation in the political process require an on-going analysis of a constantly changing political landscape and how it related to the Company's business. The ability to make such decisions is fundamental to management's ability to control the operations of the Company and, as such, is not appropriately delegated to shareholders. Shareholders as a group are simply not well-positioned to "micro-manage," through the proxy process, the decisions the Company makes with respect to political contributions on a daily basis in the diverse communities in which it conducts business. However, a vote by shareholders on these decisions is exactly what the Proponent seeks, and as such, the Proposal is excludable under Rule 14a-8(i)(7) as it relates to the Company's ordinary business operations.

**III. The Proposal is excludable under Rule 14a-8(i)(3) because the Proposal is impermissibly vague, indefinite and materially misleading and thus contrary to Rule 14a-9.**

The Proposal is excludable under Rule 14a-8(i)(3) because it is impermissibly vague, indefinite and materially misleading as it is unclear what the advisory vote requested in the Proposal would address and what a favorable or unfavorable vote would mean. Under Rule 14a-8(i)(3), a proposal may be excluded from a company's proxy materials "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") provides that a company may exclude a proposal where "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B also confirms that the Staff will concur in a company's decision to rely on Rule 14a-8(i)(3) to exclude a proposal or supporting statement that is materially false or misleading.

Here, the Proposal requests a shareholder advisory vote in the Company's proxy statement for each annual meeting on "those policies and future plans." It is unclear from the Proposal whether the shareholder advisory vote would address the substance of the Company's policies on electioneering contributions, the adequacy of the Company's disclosure of it past expenditures on electioneering contributions, the appropriateness of its plans for future expenditures, or "management's analysis of potential issues of congruency with stated company values or policy and risks to [the Company's] brand, reputation or shareholder value." Further, it will be difficult for the Company to discern the appropriate response to such a vote – perhaps a favorable vote means shareholders approve of the Company's policies, or perhaps they disapprove of the policies but approve of the adequacy of the disclosure, the Company's future plans with respect to expenditures for electioneering contributions or management's analysis as to risks to the Company's "brand, reputation or shareholder value."

Therefore, as neither the shareholders voting on the Proposal nor the Company in seeking to implement the adopted Proposal would be able to determine with any reasonable certainty exactly what the advisory vote would address, the Proposal is so vague and indefinite as to be misleading in violation of Rule 14a-9 and is excludable under Rule 14a-8(i)(3).

**CONCLUSION**

Based on the foregoing analysis, the Company believes that it may omit the Proposal from its 2011 Proxy Materials in reliance on paragraphs (i)(3), (i)(7) and (i)(10) of Rule 14a-8, and the Company respectfully requests the Staff to confirm to the Company that it will not recommend any enforcement action if the Company omits the Proposal from such proxy materials.

To facilitate transmission of the Staff's response to this request, my email address is stacy_ingram@homedepot.com and my facsimile number is (770) 384-5842 and the Proponent's facsimile number is (617) 522-3165. If we can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (770) 384-2858. Thank you for your consideration of this request.

Very truly yours,



Stacy S. Ingram
Assistant Secretary & Senior Counsel - Corporate and Securities Practice Group
The Home Depot, Inc.

cc: NorthStar Asset Management, Inc. Funded Pension Plan

## Exhibit A

## The Proposal and Related Correspondence

# NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

December 7, 2010

Jack A. VanWoerkom
Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road, Building C-22
Atlanta, GA 30339

Dear Mr. VanWoerkom:

Considering the recent Supreme Court decision of *Citizens United v. Federal Election Commission* and this past summer's public backlash against corporate political spending, we are concerned about our Company's potential exposure to risks caused by our future electioneering contributions.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of Home Depot common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors adopt a policy under which shareholders are given an advisory vote on our Company's electioneering contributions.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Home Depot to create a policy providing an advisory shareholder vote on electioneering contributions will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,



Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

## Shareholder Advisory Vote on Electioneering Contributions

Whereas, the Supreme Court ruling in *Citizens United v. Federal Election Commission* (*Citizens United*) interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," and striking down elements of the previously well-established McCain-Feingold law;

Whereas *Citizens United* is viewed by some as having eroded a wall that has stood for a century between corporations and electoral politics (e.g., *New York Times* editorial, "The Court's Blow to Democracy" on January 21, 2010);

Whereas, the Shareholders' Protection Act (H.R.4790) pending in Congress in response to *Citizens United* would amend the Securities Exchange Act of 1934 to require in each public company's annual proxy statement a description of the specific nature of any expenditures for political activities proposed by the issuer for the forthcoming fiscal year not previously approved, to the extent known to the issuer, and including the total amount of such proposed expenditures, and providing for a separate shareholder vote to authorize such proposed expenditures;

Whereas, in July 2010 Target Corporation donated $150,000 to the political group Minnesota Forward, which was followed by a major national controversy with demonstrations, petitions, threatened boycotts and considerable negative publicity;

Whereas, Home Depot founder and retired CEO Bernie Marcus voiced his opinion in the *Wall Street Journal* ("Bad Labor Law Is a Path to Economic Ruin" 08/26/08) that companies should use corporate, and thus shareholder, resources for political means;

Whereas, proponents believe The Home Depot should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate electioneering;

Whereas, The Home Depot has a firm nondiscrimination policy which states, "The Company prohibits discrimination or harassment on account of race, color, sex (gender), age, religion, national origin, sexual orientation, gender identity of expression, disability, protected veteran...status, or any other basis prohibited under applicable law." Furthermore, Home Depot has a complete Values Guide which emphasizes our commitment to "creating shareholder value," "respect[ing] all people," and to "understand the impact of our decisions...accept responsibility for our actions;"

**Resolved:** Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal describing:

- the company's policies on electioneering contributions,
- any specific expenditures for electioneering communications known to be anticipated during the forthcoming fiscal year,
- the total amount of such anticipated expenditures,
- a list of electioneering expenditures made in the prior fiscal year, and
- providing an advisory shareholder vote on those policies and future plans.

**Supporting Statement:** Proponents recommend that the annual proposal also contain management's analysis of potential issues of congruency with stated company values or policy, and risks to our company's brand, reputation, or shareholder value. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.



2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

December 8, 2010

*Stacy S. Ingram*
*Senior Counsel – Corporate and Securities Practice Group*

**<u>BY OVERNIGHT MAIL</u>**

Ms. Julie N.W. Goodridge
President
NorthStar Asset Management
43 Saint John Street
Boston, MA 02130

Dear Ms. Goodridge:

I am writing in response to your correspondence dated December 7, 2010, addressed to Mr. Jack A. VanWoerkom of The Home Depot, Inc. (the "Company"), received on December 8, 2010, regarding a proposal by NorthStar Asset Management ("NorthStar") concerning electioneering policies and contributions.

Before we can process NorthStar's proposal, we need to confirm that it satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934. Rule 14a-8(b) requires that NorthStar prove eligibility by submitting a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, NorthStar continuously held at least $2,000 in market value of the Company's securities for at least one year.

As required by statute, please send us such proof of ownership within *14 calendar days* of receiving this letter. Ownership documentation may be sent to me by fax. My fax number is (770) 384-5842. For your reference, I am enclosing a copy of Rule 14a-8.

Should you require any additional information or if you would like to discuss this matter, please call me at (770) 384-2858.

Very truly yours,

Stacy S. Ingram

Enclosure

cc: Jack VanWoerkom


USA
Proud Sponsor

1793351v1

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

December 10, 2010

Stacy S. Ingram
Senior Counsel
The Home Depot, Inc.
2455 Paces Ferry Road, Building C-22
Atlanta, GA 30339

Dear Ms. Ingram:

Thank you for your letter dated December 8, 2010 in response to our shareholder proposal filed on December 7, 2010.

Enclosed, please find a letter from our brokerage, MorganStanley SmithBarney, verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in Home Depot for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Should you need anything further, do not hesitate to contact me at (617) 522-2635 or mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,



Mari C. Schwartzer
Assistant for Client Services and Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

MorganStanley
SmithBarney

December 8, 2010

Jack A. VanWoerkom
Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road, Building C-22
Atlanta, GA 30339

Dear Mr. VanWoerkom:

MorganStanley Smith Barney acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of December 7, 2010, the NorthStar Funded Pension Plan held 321 shares of Home Depot common stock valued at $10,769.55. MorganStanley Smith Barney has continuously held these shares on behalf of the NorthStar Asset Management Funded Pension Plan since December 7, 2009, and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,



Donna K. Colahan, CRPS®, CLTC
Vice President
Financial Advisor
The Colahan/Calderara Group

*Investments and Services offered through Morgan Stanley Smith Barney, LLC, member SIPC.*

**From:** Christine Jantz [mailto:cjantz@northstarasset.com]
**Sent:** Thursday, January 06, 2011 2:34 PM
**To:** Dayhoff, Diane
**Cc:** Julie Goodridge; Mari Schwartzer
**Subject:** Summary of Discussion with Home Depot, January 5, 2011

Diane – Thank you for listening to our concerns regarding Home Depot's "Political Activity and Government Relations Policy" (revised May 2010).

We believe that Home Depot's policy fails to address risks to Home Depot, the most important being the lack of a requirement for contributions to be ***congruent with stated company values***, including Home Depot's nondiscrimination policy which states, "The Company prohibits discrimination or harassment on account of race, color, sex (gender), age, religion, national origin, sexual orientation, gender identity of expression, disability, protected veteran...status, or any other basis prohibited under applicable law." Furthermore, Home Depot has a complete Values Guide which emphasizes our commitment to "creating shareholder value," "respect[ing] all people," and to "understand the impact of our decisions...accept responsibility for our actions."

Furthermore, as noted in the supporting statement of NorthStar's shareholder proposal for a "Shareholder Advisory Vote on Electioneering Contributions," "Proponents recommend that the annual proposal ***also contain management's analysis of potential issues of congruency*** with stated company values or policy, and ***risks to our company's brand, reputation, or shareholder value***."

Below is a short list of candidates extracted from Home Depot's published "Corporate Political Contributions" for 2009 with references to their positions which violate or contradict Home Depot's non-discrimination policy. The labeling of this list by Home Depot as the firm's "***Corporate Political Contributions***," clearly makes Home Depot responsible for the implications of positions held by these candidates and parties endorsed by Home Depot through your political contributions program.

The candidates listed below hold stated (and easily documented) positions that ***violate Home Depot's published non-discrimination policy and values***. For example, Virginia Governor Bob McDonnell, who received a $10,000 contribution from Home Depot, rolled back protections from discrimination for gay and lesbian workers in Virginia, as reported by the Huffington Post.

Given Home Depot's 2009 public record of corporate political contributions that, in many instances, did not coincide with the Company's stated values and policies, Home Depot is at risk for a similar public reaction as engendered in July 2010 when the Target Corporation donated $150,000 to the political group Minnesota Forward. As you're surely aware, this ill-fated contribution ignited a major national controversy including demonstrations, petitions, threatened boycotts and considerable negative publicity.

In addition, it concerns us that 2/3rds of Home Depots contributions have gone the Republican parties and candidates, when, as is easily documented, the ***vast majority of Republican national and state candidates oppose equal rights based on sexual orientation, gender identity and expression***.

In deciding how contributions to candidates are determined, Home Depot's policy fails to ask: ***Does this candidate uphold the values of our company and act in concert with our human rights and employment policies?***

Extract of Candidates (and contribution amount):

**Brownback for Governor ($2,000)**

http://en.wikipedia.org/wiki/Sam_Brownback

Brownback is a supporter of a constitutional amendment to ban same-sex marriage and voted against the federal expansion of hate crimes to include sexual orientation.[67]

**Ken Cuccinelli for Attorney General ($5,000)**

http://en.wikipedia.org/wiki/Ken_Cuccinelli

Cuccinelli issued a letter to Virginia's public colleges and universities that said, in part, "It is my advice that the law and public policy of the Commonwealth of Virginia prohibit a college or university from including 'sexual orientation,' 'gender identity,' 'gender expression,' or like classification as a protected class within its non-discrimination policy absent specific authorization from the General Assembly,"[34] He then advised that the schools should "take appropriate actions to bring their policies in conformance with the law and public policy of Virginia." [35]

**Nathan Deal for Governor ($6,100)**

http://www.ontheissues.org/GA/Nathan_Deal.htm

Voted NO on prohibiting job discrimination based on sexual orientation. (Nov 2007)

**Dustin McDaniel for Attorney General ($1,000)**

www.dallasvoice.com/candidates-disagree-on-civil-unions-but-both-oppose-gay-foster-parents-1021836.html - Cached

Dustin McDaniel, left, a Democrat running for *Arkansas attorney general*, advocates banning *gay* couples from foster parenting, even though he says they pose ...

**Bill McCollum for Governor ($500)**

http://en.wikipedia.org/wiki/Bill_McCollum

In December 2009, Bill McCollum came under fire with the revelation that as the Florida Attorney General he used over $120,000 in state funds to hire a psychologist, George Rekers, to testify as the star expert witness and one of only two to testify in defense of the state's homosexual-adoption ban.

**McDonnell for Virginia ($10,000)**

http://www.huffingtonpost.com/2010/02/17/bob-mcdonnell-strips-non_n_466198.html

Virginia Gov. Bob McDonnell Rolls Back Non-Discrimination Protections For Gay State Workers Christina Bellantoni | February 17, 2010, 3:22PM

Christine Jantz, CFA
Investment Analyst
NorthStar Asset Management, Inc.
PO Box 301840
Boston, MA 02130
p: (617) 522-2635
f: (617) 522-3165
cjantz@northstarasset.com